Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway to retire majority of short term debt

     TORONTO, July 14 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. today announced that prior to the end of July, 2008 it intends to repay all amounts outstanding under its U$175 million three year revolving facility originally made with a syndicate of banks in June 2006. At March 31, 2008 the amount outstanding under this credit agreement was U$94.5 million and as of
June 30, 2008 was U$89.8 million. The Company also indicated its intention to repay at the same time C$19.9 million of the C$69.8 million outstanding under the 365 day credit agreement entered into on December 21, 2007.
     At March 31, 2008 the Company had a total bank and senior debt to capitalization ratio of 30.3% which would have been 24.2% on a pro-forma basis assuming the upcoming repayments. Both repayments will be made utilizing the
Company's existing surplus capital resources held in its reinsurance subsidiaries.
     "We have recently discontinued certain unprofitable programs and lines of business while, at the same time, maintaining substantial loss reserves", said
Shaun Jackson, President and CEO. "This has created a situation where we anticipate that all of our surplus capital will not be required for the
Company's needs in the near term, and we are comfortable that we can make this commitment to repay our lenders earlier than the maturity of these facilities, which will also have the benefit of reducing future interest expense at our holding companies."
     "It is a sign of Kingsway's capital strength that we are able to utilize our surplus capital to repay the majority of our short-term debt and significantly de-leverage our balance sheet", Mr. Jackson commented. "We are confident that our remaining capital will be more than sufficient to operate in our current and future business lines. Kingsway is in a strong capital position, as we continue our program of focusing on our core profitable business lines and exiting non-core and underperforming businesses."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 08:00e 14-JUL-08